          G&L Realty Corp.
          ======================================================================

          Presentation To The Special Committee
          Of the Board Of Directors


          September 6, 2001




          Houlihan Lokey Howard & Zukin

          Investment Banking Services
          1930 Century Park West
          Los Angeles, California 90067
          (310) 553-8871    http://www.hlhz.com
          Los Angeles  New York  Chicago  San Francisco
[LOGO]    Washington, D.C.  Minneapolis  Dallas  Atlanta  Toronto  Hong Kong

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                                                                G&L Realty Corp.
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Table of Contents

          ______________________________________________________________________


                                                                         Section
                                                                         -------

          Engagement Overview...........................................    A

          Due Diligence Summary.........................................    B

          Conclusions...................................................    C


                                                 Houlihan Lokey Howard & Zukin i

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                                                             Engagement Overview
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

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                                                                G&L Realty Corp.
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Engagement Overview

________________________________________________________________________________

          Engagement Overview


          . Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey" hereinafter) has been retained by the Special Committee of the Board of Directors (defined below) of G&L Realty Corp. ("G&L" or the "Company" hereinafter) to assist the special committee appointed by the Board of Directors of the Company (the "Special Committee") in evaluating certain matters relating to the Company.

          *  The Special Committee has requested that Houlihan Lokey:

          _ render an opinion as to the fairness, from a financial point of view, to the unaffiliated common stockholders of the Company of the consideration to be received by them in connection with the Transaction (defined below).

          Background

          . On or about March 4, 2001, the Company received a proposal from Daniel M. Gottlieb and Steven D. Lebowitz, the Chief Executive Officer and the President of the Company, respectively, to acquire all the outstanding shares of common stock (the "Common Stock") of the Company not held by them for a cash price of $11.25 per share, subject to adjustment if certain transaction costs exceeded an agreed upon amount;

          . On April 13, 2001, Houlihan Lokey provided an oral opinion to the Special Committee as to the fairness, from a financial point of view, to the nonaffiliated common shareholders of the Company of $11.25 in cash per share, subject to a downward adjustment (but not below $11.00);

          . Following Houlihan Lokey's presentation, the Special Committee unanimously approved the terms and conditions of the above-mentioned offer;

          . On April 17, 2001, Mr. Lyle Weisman held initial discussions with the Chairman of the Special Committee, wherein Mr. Weisman stated that he might have an interest in making a proposal for the acquisition of the Company. On May 4, 2001, Mr. Weisman and his associates (collectively, the "Weisman Group") informed the Special Committee of its intention to continue to purchase shares of the Company in the open market and declined to execute a confidentiality and standstill agreement;


                                                 Houlihan Lokey Howard & Zukin 1

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                                                                G&L Realty Corp.
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Engagement Overview


          ______________________________________________________________________

          . On May 9, 2001, the Company received the current proposal from Messrs. Gottlieb and Lebowitz to acquire all the outstanding shares of Common Stock of the Company not held by them for a cash price of $12.00 per share. The current proposal contemplates a merger of an entity newly formed by Messrs. Gottlieb and Lebowitz with and into the Company. Further, Messrs. Gottlieb and Lebowitz outlined their intention to make a cash tender offer for up to approximately 16% of the preferred stock of the Company and the balance of the preferred stock will remain outstanding following the consummation of the proposed transaction (collectively, the "Transaction");

          . On June 5, 2001, the Weisman Group submitted a two pronged bid to acquire either (a) all of the issued and outstanding Common Stock of the Company, but not less than a majority, for $15.00 in cash per share (the "Stock Deal") or (b) all of the Company's assets for $15.00 in cash per share (the "Asset Deal").

          . On June 22, 2001, the Weisman Group submitted the following revised bid (hereinafter, the "Weisman Bid"): (a) the proposed purchase price for all of the issued and outstanding Common Stock of the Company, but not less than a majority, was increased to $15.25 in cash per share and (b) the Asset Deal was eliminated as an option;

          . On July 6, 2001, the Weisman Group amended the Weisman Bid as follows: (a) the proposed purchase price was increased to $16.00 in cash per share for 100% of the outstanding Common Stock or (b) $15.25 in cash per share a percentage less than 100% but more than 50% of the Company;

          . On July 30, 2001, a third amendment to the Weisman Bid was made wherein the Weisman Group proposed (a) $15.35 in cash per share for not less than 50.1% of the Common Stock, not subject to customary corporate and legal due diligence or (b) $16.35 in cash per share for not less than 50.1% of the Common Stock, subject to customary corporate and legal due diligence;

          . On August 6, 2001, the Special Committee discussed, among other things, the third amendment to the Weisman Bid and the prospects of receiving an increased bid from Messrs. Gottlieb and Lebowitz. Due to the Special Committee's concerns over the lack of certainty of close with the Weisman Bid, as amended, the Special Committee authorized counsel to engage either D. F. King & Co., Inc. or MacKenzie Partners with regard to advising the Special Committee as to the likelihood of consummation of the Weisman Bid, as amended;


                                                 Houlihan Lokey Howard & Zukin 2
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                                                                G&L Realty Corp.
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Engagement Overview

          ______________________________________________________________________

          . On August 14, 2001, D. F. King & Co., Inc. advised the Special Committee that the Weisman Group would have a less difficult time obtaining 50.1% of the Company's outstanding common stock in a tender offer than the vote of 50.1% of the Company's outstanding common stock to approve a merger, as brokerage firms would assist the Weisman Group in obtaining responses from beneficial holders in a tender offer. However, D. F. King & Co., Inc. stated that, if Messrs. Gottlieb and Lebowitz remained opposed to an acquisition of control of the Company by the Weisman Group, the Weisman Group would have, at most, a 15% to 25% chance of obtaining 50.1% of the Company's outstanding common stock in a tender offer and, at most, a 10% chance of obtaining the vote of 50.1% of the Company's outstanding common stock to approve a merger. Further, the analysis presented by D. F. King & Co., Inc. did not take into account conversion of Messrs. Gottlieb and Lebowitz's in-the-money stock options. D. F. King & Co., Inc. noted that inclusion of the option shares would have the effect of further lowering the chances of success of the Weisman Bid, as amended, or a tender offer by the Weisman Group;

          . On August 17, 2001, the Special Committee, after due consideration of the Weisman Bid, as amended, and other factors, namely that the Weisman Bid, as amended, (a) could not be consummated because Messrs. Gottlieb and Lebowitz and other stockholders would not support it and (b) does not provide for reimbursement to the Company for losses it would incur in the event of a failed transaction, the Special Committee determined that it would not be fair and reasonable to and in the best interests of the Company and its common stockholders to proceed with the Weisman Bid, as amended;

          . On August 21, 2001, a fourth amendment to the Weisman Bid was presented wherein the Weisman Group outlined the following: (a) make an initial deposit of $750,000 with Company's counsel, (b) increase the initial deposit by $1,750,000, for a total of $2,500,000, as requested by the Special Committee, and (c) make the $2,500,000 deposit non-refundable to the Weisman Group if no transaction is effected that delivers to holders of Common Stock $12.00 or more per share, regardless of whom is the originator of such transaction within a twelve months of signing the acquisition agreement;


                                                 Houlihan Lokey Howard & Zukin 3

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                                                                G&L Realty Corp.
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Engagement Overview

          ______________________________________________________________________

          . On September 4, 2001, the Special Committee informed Houlihan Lokey that it, in its business judgment, determined that the Weisman Bid, as amended, was not reasonably likely to be consummated and therefore the Special Committee has rejected the Weisman Bid, as amended.

          . Messrs. Gottlieb and Lebowitz together now directly own approximately 42 percent of the Common Stock and operating partnership units, and upon conversion of their fully-vested, in-the-money stock options to Common Stock their holdings would constitute approximately 45 percent of the Company's outstanding Common Stock.

                                                 Houlihan Lokey Howard & Zukin 4

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                                              Due Diligence Summary
--------------------------------------------------------------------------------

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                                                                G&L Realty Corp.
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Due Diligence Summary
          ______________________________________________________________________

          Due Diligence Summary

          In connection with this analysis, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

          * held discussions with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

          * reviewed the Company's annual reports to shareholders and on Form 10-K for the two fiscal years ended 2000 and quarterly reports on Form 10-Q for the two quarters ended June 30, 2001, and Company-prepared interim financial statements for the period ended July 31, 2001, which the Company's management has identified as being the most current financial statements available;

          * forecasts and projections prepared by the Company's management with respect to the Company and each of its individual properties for the years ended December 31, 2001 through 2005;

          * reviewed the historical market prices and trading volume for the Company's publicly traded securities;

          * reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company;

          *  reviewed copies of the following documents and agreements:

          _ Most recent draft letter to the Board of Directors from Messrs. Gottlieb and Lebowitz regarding the current tender offer of $12.00 as of May 9, 2001;

          _ The original letter of interest from the Weisman Group dated June 5, 2001 and subsequent amendments to such letter dated June 22, 2001, July 6, 2001, July 30, 2001, and August 21, 2001;

          _ Minutes of the Special Committee meetings as of August 6, 2001, August 14, 2001, and August 17, 2001;


                                                 Houlihan Lokey Howard & Zukin 6
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                                                                 G&L Realty Corp
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Due Diligence Summary

          ______________________________________________________________________

          _ Vote Projection Analysis as prepared by D.F. King & Co., Inc. for the August 14, 2001 Special Committee meeting;

          _ Term sheet between the Company and GMAC Commercial Mortgage Corporation regarding the proposed financing dated as of April 3, 2001 and Amendment 1 dated August 21, 2001 of such financing term sheet;

          _ Appraisals for the medical office properties and selected senior care properties dated between January 2000 and June 2001;

          _  Company-prepared net asset value calculations as of July 31, 2001;
             and

          _ A schedule of current stock ownership including common stock, preferred stock, OP units and stock options;

          .  reviewed certain other documents related to the Company; and

          . conducted such other studies, analyses and inquiries as we have deemed appropriate.

                                                 Houlihan Lokey Howard & Zukin 7
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                                                                G&L Realty Corp.
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Due Diligence Summary

          ----------------------------------------------------------------------

          Limiting Factors

          We have relied upon and assumed, without independent verification, that the financial information, forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

          We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company.

                                          Houlihan Lokey Howard & Zukin        8

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                                                                     Conclusions
--------------------------------------------------------------------------------

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                                                                G&L Realty Corp.
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Conclusions

          ----------------------------------------------------------------------

          Houlihan Lokey Conclusions


                                   NAV Range Conclusions
                                      ($ in Millions)

                                        [GRAPH]


   Build-up Method:        Direct Cap Approach      Consolidated DCF       HLHZ Concluded Range
Theoretical Net Asset                                   Approach
      Value (A)
   $248.6 - $272.8           $228.3 - $255.3         $272.3 - $291.3         $245.0 - $260.0           $270.7(B)


(A)  Conclusions include brokerage commissions.
(B) Represents the implied NAV range based on the current offer price proposed by Messrs. Gottlieb and Lebowitz, before any transaction fees.
     Represents the offer price multiplied by fully diluted shares as of August 20, 2001, plus liquidation value of preferred stock, plus interest bearing debt net of cash.
     Fully diluted shares outstanding include basic shares outstanding, OP Units and assumes all fully vested, in-the-money options are converted.

                                          Houlihan Lokey Howard & Zukin       10

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                                                                G&L Realty Corp.
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Conclusions

--------------------------------------------------------------------------------
Houlihan Lokey Conclusions


                             Per Share Conclusions
                                    [GRAPH]


    Build-up          Direct Cap      Consolidated    FFO Approach   Yield Approach       HLHZ           Current Market
     Method:         Approach (2)     DCF Approach         (3)            (3)        Concluded Range   Value of Equity (B)
Theoretical Net          (3)              (2)
Asset Value (1)

  $4.97-$12.67    Speculative-$6.00   $11.25-$17.13    $4.72-$5.65     $4.83-$7.55     $5.00-$10.00           $12.74       $12.00(A)


(A) Represents the current tender offer price proposed by Messrs. Gottlieb and Lebowitz, before any transaction fees.
(B)   As of August 30, 2001.
(1) Preferred Stock is at liquidation value. Per share conclusions include brokerage commissions.
(2)   Weighted average of preferred stock is used.
(3) Houlihan Lokey recognizes that these conclusions reflect aggregate marketable minority values and any change of control transaction would recognize a premium to these pricing conclusions.

                                          Houlihan Lokey Howard & Zukin       11

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                                                                G&L Realty Corp.
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Conclusions

--------------------------------------------------------------------------------
Houlihan Lokey Conclusions

                            Treatment of
     Approach               Preferred Stock           Net Asset Value                  Equity Capitalization
     --------------------   ----------------       -----------------------------     ---------------------------
 (1) Build-up Method             Liquidation       $  248,633,029 - $ 272,818,656    $ 15,596,609 - $ 39,782,237

 (2) Direct Cap Approach    Weighted Average       $  228,264,115 - $ 255,264,115    Speculative  - $ 18,837,232

 (2) Consolidated DCF       Weighted Average       $  272,264,115 - $ 291,264,115    $ 35,327,232 - $ 53,757,232

 (3) FFO Approach                         NA                   NA -            NA    $ 14,818,684 - $ 17,750,005

 (3) Yield Approach                       NA                   NA -            NA    $ 15,155,473 - $ 23,702,872

     -----------------------------------------------------------------------------------------------------------
     HLHZ Concluded Range (Rounded)                $  245,000,000 - $ 260,000,000    $ 15,000,000 - $ 30,000,000
     ===========================================================================================================

     -----------------------------------------------------------------------------------------------------------
(4)  Current Market Value of Equity                                                  $ 39,991,777 - $ 39,991,777
     ===========================================================================================================

     Approach                   Implied Price Per Share
     --------------------    ----------------------------
 (1) Build-up Method         $         4.97 - $     12.67

 (2) Direct Cap Approach        Speculative - $      6.00

 (2) Consolidated DCF        $        11.25   $     17.13

 (3) FFO Approach            $         4.72 - $      5.65

 (3) Yield Approach          $         4.83 - $      7.55

     ----------------------------------------------------
                             $         5.00 - $     10.00
     ====================================================

     ----------------------------------------------------
                             $        12.74 - $     12.74
     ====================================================

(1) Represents the theoretical NAV without taking taxes into account. Derived by applying a 3.0% brokerage commission to the assets, assuming one year to realize value and is discounted at 10.0%.
(2) Weighted average derived using the liquidation value, the market value, and the average yield on comparable, publicly-traded preferred stock issues for REITS.
(3) Excludes LTM valuation indications.
(4) As of August 30, 2001.

                                          Houlihan Lokey Howard & Zukin       12

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                                                                G&L Realty Corp.
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Conclusions

          ----------------------------------------------------------------------

          Material Changes

          .  The healthcare sector has been improving over the past six months.

          . According to industry analysts, the Medicare pricing outlook is more favorable than in the recent past, though the long-term care area continues to struggle with financial difficulties attributable to past Medicare cuts.

          . Office building sales have become increasingly difficult in the current economic environment.

          .  Material changes to the individual assets include:

          - Cigna - The Company secured a seven-year lease with a security company beginning July 2001. The lease will generate approximately $0.5 million in revenue per year as opposed to the approximately $1.1 million the Company received with Cigna. The appraised value of the property is not relevant as it is based on the asset being used as a medical office building.

          - Penasquitos - The Company changed property managers in February 2001, and as a result, projections more accurately reflect expected future performance.

          - Eagle Run - The Company changed property managers in February 2001, and as a result, projections more accurately reflect expected future performance.

          - Tustin Hospital - The Company is under contract to sell the hospital for $4.9 million in January 2002.

          - Maryland Gardens I - Previous projections were too optimistic and reflected higher cash flows. The Company has been receiving approximately $15,000 per month since February and expect modest increases going forward. These cash flows are presented by management in the projections for this asset.

          - Hoquiam - After a recent state examination, the facility is no longer allowed to accept Medicare patients. The Company is working with the State of Washington to remedy the problem. As a result, future cash flow projections are not representative.


                                            Houlihan Lokey Howard & Zukin     13

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                                                                G&L Realty Corp.
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Conclusions


          ----------------------------------------------------------------------

          . From 3/rd/ quarter 2000 to 1/st/ quarter 2001, capitalization rates as reported by Market Monitor have changed significantly in several areas as demonstrated below:

             -  Class A Suburban Office - Los Angeles - 6.5% from 7.2%

             -  Class A Suburban Office - San Diego - 9.4% from 8.5%

             -  Retail - San Diego - 9.1% from 8.7%

          . The movement in capitalization rates have impacted the following asset valuations:

          -  Bedford portfolio

          -  St. Joseph's of Burbank

          -  Regents

          -  CIGNA

          -  Valencia Medical Office Buildings A-E

                                            Houlihan Lokey Howard & Zukin     14
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                                                                G&L Realty Corp.
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Conclusions

          ----------------------------------------------------------------------

          Stock Price Performance

          ======================================================================
                                 G&L Realty Corporation
                      Historical Closing Price and Trading Volume/(1)/
          ======================================================================

                                      [GRAPH]

            (1) Source:  Factset

                                           Houlihan Lokey Howard & Zukin      15

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                                                                G&L Realty Corp.
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Conclusions

          ----------------------------------------------------------------------

          Summary of the Weisman Bid

          .  The current terms of the Weisman Bid are as follows:

             X (a) $15.35 in cash per share for not less than 50.1% of the Common Stock, not subject to customary corporate and legal due diligence or (b) $16.35 in cash per share for not less than 50.1% of the Common Stock, subject to customary corporate and legal due diligence,

             X  a deposit of $2,500,000 with Company's counsel, and

             X make the $2,500,000 deposit non-refundable to the Weisman Group if no transaction is effected that delivers to holders of Common Stock $12.00 or more per share, regardless of whom is the originator of such transaction within a twelve months of signing the acquisition agreement. (Note: The aforementioned deposit was contingent upon the execution of a definitive agreement between the Company and the Weisman Group.)

          . The Special Committee authorized counsel to engage D.F. King & Co., Inc. with regard to advising the Special Committee as to the likelihood of consummation of the Weisman Bid, as amended;

          . On August 14, 2001, D.F. King & Co., Inc. advised the Special Committee that the Weisman Group would have a less difficult time obtaining 50.1% of the Company's outstanding common stock in a tender offer than the vote of 50.1% of the Company's outstanding common stock to approve a merger, as brokerage firms would assist the Weisman Group in obtaining responses from beneficial holders in a tender offer.

          . D.F. King & Co., Inc. stated that, if Messrs. Gottlieb and Lebowitz remained opposed to an acquisition of control of the Company by the Weisman Group, the Weisman Group would have, at most, a 15% to 25% chance of obtaining 50.1% of the Company's outstanding common stock in a tender offer and, at most, a 10% chance of obtaining the vote of 50.1% of the Company's outstanding common stock to approve a merger.

          . D.F. King & Co., Inc. noted that many brokerage firms charge beneficial owners $39 for participation in a tender offer, which reduces the likelihood of participation by beneficial owners holding only modest numbers of shares. D.F. King & Co., Inc. stated that it had not considered the intentions of the small number of stockholders of the Company who, according to Messrs. Gottlieb and Lebowitz, had expressed their opposition to an acquisition of

                                           Houlihan Lokey Howard & Zukin      16

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                                                                G&L Realty Corp.
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Conclusions

          ----------------------------------------------------------------------

             control of the Company by the Weisman Group, but that, if it had considered this information, it would probably have lowered the chances of success that it attributed to an acquisition of control of the Company by the Weisman Group.

          . Further, the analysis presented by D.F. King & Co., Inc. did not take into account conversion of Messrs. Gottlieb and Lebowitz's in-the-money stock options. D.F. King & Co., Inc. noted that inclusion of the option shares would have the effect of further lowering the chances of success of the Weisman Bid, as amended, or a tender offer by the Weisman Group;

          . The following is a summary of the vote projection analysis as prepared by D. F. King & Co., Inc./1/:

----------------------------------------------------------------------------------------------------------------------------
                                                                                           % Voting FOR
                                Shares & Units                         Shares & Units      Weisman Bid,       Total Shares
Category                             Held             % Voting             Voting          as amended          Voting FOR
--------------------            --------------        --------         --------------      ------------       ------------
Institutions & Banks                135,313            95.0%             128,547              90.0%              115,693
Brokers                           1,140,939            70.0%             798,657              80.0%              638,926
Weisman Group                       324,110           100.0%             324,110             100.0%              324,110
Officers & Directors              1,255,363           100.0%           1,255,363               0.0%                    -
Registered                          103,347            85.0%              87,845              75.0%               65,884
                                  ---------                            ---------                               ---------
     Total                        2,959,072                            2,594,523                               1,144,612
     % of Total                      100.0%                                87.7%                                   38.7%

Source: D. F. King & Co., Inc.
----------------------------------------------------------------------------------------------------------------------------

_______________________
/1/ According to the minutes of the Special Committee meeting on August 14, 2001, D. F. King & Co., Inc. stated that its projections regarding the turnout of stockholders and the votes for and against the Weisman Bid, as amended, at a hypothetical meeting of stockholders of the Company were derived in part from an examination of turnout and voting statistics from similar solicitations by other companies. D. F. King & Co., Inc. indicated that it had not focused specifically on turnout and voting statistics from previous solicitations by the Company.

                                           Houlihan Lokey Howard & Zukin      17

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                                                                G&L Realty Corp.
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Conclusions

          ----------------------------------------------------------------------

          . The following demonstrates the calculation of shares required to achieve 50.1%:

--------------------------------------------------------------------------------------------------------------

                                                                                                     Number
                                                                                                    of Shares
                                                                                                   -----------
Total shares Outstanding /(1)/                                                                        2,959,072
Weisman Group Holdings /(1)/                                                                            324,110
Messrs. Gottlieb & Lebowitz Holdings /(2)/                                                            1,234,363
Shares Available                                                                                      1,400,599

Shares Required for 50.1% Ownership                                                                   1,482,495

                            ----------------------------------------------------------------------------------
                             Shares Needed by Weisman Group                                          1,158,385
                                % of Shares Available                                                    82.7%
                            ----------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------
                             Shares Needed by Messrs. Gottlieb & Lebowitz                             248,132
                                % of Shares Available                                                    17.7%
                            ----------------------------------------------------------------------------------

(1)   Per D. F. King & Co., Inc.
(2)   Per management. As of August 20, 2001.

Note:  Conclusions do not take into account the conversion of fully vested, in-the-money options.
===============================================================================================================

                                           Houlihan Lokey Howard & Zukin      18